Annual Report 2007


08049124

Generex BIOTECHNOLOGY



Generex Biotechnology Corporation is engaged in the research, development, and commercialization of drug delivery systems and technologies. Generex has developed a proprietary platform technology for the delivery of drugs into the human body through the oral cavity (with no deposit in the lungs).

The Company's flagship product Generex Oral-lyn™, an oral insulin spray is approved for sale in India and in Ecuador for the treatment of patients with Type-1 and Type-2 diabetes. Generex will commence patient dosing in a global Phase III clinical trial in 2008.


Generex BIOTECHNOLOGY





Letter to Shareholders


Anna E. Gluskin
President & Chief Executive Officer

Dear Generex Shareholders

I welcome the opportunity to address all of our shareholders collectively again on the highlights of the past fiscal year. We have had the opportunity to meet first hand with shareholders from every corner of the globe this past year from Singapore, Germany, Mexico to Canada and the United States. A number of these shareholders have shared their own personal experiences as well as those of friends and family members who live with chronic illnesses, particularly with the ever growing diabetes condition. These encounters have been both educational and inspiring and are a good indicator that Generex is making a mark in the minds of those who view our platform technology as an innovative and practical method of treatment. As the trends indicate, we forsee that many Generex shareholders, near or far, may have their own personal reasons to join the family of Generex customers in the near future.

The timing of this year's Annual Report is pertinent to this global vision as fiscal year 2007 witnessed a year of clinical developments and strategic global regulatory implementations. The Company entered into its global Phase III clinical stage for its flagship oral insulin spray product, Generex Oral-lyn™. The Company also entered into Phase II clinical stage with its Her2/neu vaccine for breast cancer indication and continued its studies with its Avian Flu vaccine. Most importantly, we would like to draw attention to the fact that the Company received its regulatory approval from the Health Ministry of India to sell and market Generex Oral-lyn™ in India. This approval granted the opportunity to the Company to expand its commercial horizon for Generex Oral-lyn™ in markets with large pockets of individuals living with diabetes and whose commercial markets are considered progressive economies on the worldwide plane.

The theme this coming year is to continue with its two-pronged approach of entering into strategic markets globally while continuing its regulatory paths for Health Canada, EMEA and the FDA. This approach will be mirrored for a number of key products within the Company's product pipeline.

I am pleased to share with you the highlights of the past fiscal year:

Generex Oral-lyn™

During the past year our flagship product Generex Oral-lyn™ progressed by ways of clinical advancements, regulatory approvals and licensing agreements. In the third quarter the Company had announced the initiation of its global Phase III clinical trial for Generex Oral-lyn™. The Company received non-objections from Health Canada and the FDA to conduct a long term multi-center trial for protocol Gen 084-OL. The multi-center study will include 750 patients with Type-1 mellitus who will be tested for over a six month period with a six month follow-up period. An estimated seventy-two sites will participate in the United States, Canada, Russia, Ukraine, Bulgaria, Romania and Poland. Patient enrollment is scheduled to commence during 2008.

We are pleased that the commencement of manufacturing Phase III clinical batches has occurred at Catalant Solutions, formerly known as Cardinal Health. In June 2006 the Company signed an agreement with Cardinal Health to manufacture a sufficient supply of Generex Oral-lyn™ for its Phase III clinical trials. To date, the total number of canisters that will fulfill supply requirements for the first half of the Phase III clinical studies have been manufactured and a schedule for the balance of the fill of the final Phase III batches has been established. The Company has also explored its commercial manufacturing capabilities in the past fiscal year. Discussions and plans with PharmaBrand S.A. of Quito, Ecuador have been ongoing in this regard.

In November 2007 the Company had announced that it had received regulatory approval from the Ministry of Health in India to sell Generex Oral-lyn™ in India. This represents a significant market with an estimated 50 million diabetic patients for which the Company can tap into in order to create revenues. The Company entered into a licensing agreement with Shreya Life Sciences Pvt. Ltd. to market and distribute Generex Oral-lyn™ in India. Shreya Life Sciences is a leading Indian-based pharmaceutical company. Shreya is the fifth largest distributor of insulin in the Indian insulin market with business interests in India, Russia, the Commonwealth of Independent States, and African countries.

The Company also entered into other licensing agreements for both the Middle East and South Africa. In May, 2007 the Company entered into a marketing and distribution agreement for Generex Oral-lyn™ with Leosons General Trading Company. Leosons is a 25-year old private multinational operating company in the Middle East focusing on the pharmaceutical and healthcare industry. Leosons' agreement with the Company includes fifteen countries within the Middle East, including United Arab Emirates, Saudi Arabia and Kuwait.

The other agreement signed this past year was with Adcock Ingram for the marketing and distribution of Generex Oral-lyn™ in South Africa and six surrounding countries. Adcock Ingram, part of the Tiger Brands Group, is a leading South African pharmaceutical company with an 11.4% share of the private healthcare market.

These licensing agreements demonstrate the Company's strategy to approach and enter into other markets as we follow the regulatory and clinical path for the United States, Canada and Europe. Markets with significant populations of diabetic patients are important to the Company and as we support these existing licensee partners in their regulatory endeavours we hope to make inroads in these strategic markets. By forging alliances with local companies the Company believes that it can benefit from the reputation already built by the licensees in each of the markets for which we intend to enter with our pipeline.

METCONTROL™

A number of key initiatives have taken place over the past fiscal year with respect to the development of the Company's metformin medicinal chewing gum MetControl™. In collaboration with Fertin Pharma A/S, a world leader in the development and manufacture of medicinal chewing gum, the manufacturing of samples for taste testing and optimization of processes have begun. These steps will contribute to the manufacturing of supply for a clinical study. The Company has been developing a study protocol for the clinical trial along with establishing plans for the regulatory path for this new delivery method of metformin. The Company is hopeful that the timelines for this product will not be extensive and will allow the Company to participate in the global $1.8 billion metformin market. Along with Fertin's commitment, the metformin gum product is expected to take significant regulatory and clinical steps within the next fiscal year.

GLUCOSE RAPIDSPRAY™

Since its commercial launch in late 2006, Glucose RapidSpray™, a glucose spray product, has expanded its marketing exposure in the retail marketplace. Glucose RapidSpray™ which serves as an innovative alternative for people who require additional glucose in their diet, continues to be sold in the United States and Canada. Cardinal Health, AmeriSource Bergen and McKesson are among the distributors for the product which can be found in a number of leading retail chains. The roster of retail chains include: RiteAid, The Medicine Shoppe, DiabeticExpress.com, DIK Drug Co., H.D. Smith Wholesale Drug, Hy-Vee Inc., Kerr Drug Inc., Kinney Drug Inc., Kinray Inc., Meijer, Smith Drug Company, Value Drug Company, Weis Markets, Shoppers Drug Mart, Rexall PharmaPlus, and Loblaws.

We were pleased that our distribution efforts also spilled over into other markets. In the past fiscal year marketing and distribution agreements were signed with Leosons for fifteen countries in the Middle East and with Adcock Ingram for South Africa and six surrounding countries.

A number of purchase orders have been placed and filled for the Middle East and marketing plans are being pursued in other countries. We should see additional distributors in other countries come on board within the following fiscal year.

Finally, we undertook great efforts this year to disseminate education about the use of Glucose RapidSpray™ with retail buyers and Nurse Educators alike. Presentations of data resulting from clinical studies of Glucose RapidSpray™ presented at the American Diabetes Association conference, the Canadian Diabetes Association conference and the Endocrine Society conference served as a key educational tool for defining the practical method of use.

The product continues to provide brand recognition within the retail marketplace as well as provide a steady revenue stream. More importantly, the product will continue to provide the necessary avenue in fiscal year 2008 to introduce the Company's pipeline of products to the pool of pharmacists, retailers, distributors and customers.

VACCINE PLATFORM—AVIAN INFLUENZA, BREAST CANCER, PROSTATE CANCER

The Company's immunotherapeutics subdivision, Antigen Express, Inc. made significant progress in advancing the clinical development of a number of products in 2007.

The lead immunotherapeutic vaccine compound being developed by the Company, targeting various types of cancer, achieved two significant milestones in 2007. The first was the initiation of a Phase II trial in breast cancer patients at several centers in the United States, whereby efficacy of the compound will be tested. Secondly, patients with prostate cancer were treated with the compound (AE37) to establish safety and immunological response in a Phase I trial in Athens, Greece.

Another trial initiated in 2007 employed the same type of synthetic peptide vaccine technology used for the Company's cancer trials but modified to target the potentially pandemic Avian Influenza virus. Roughly 100 volunteers have been treated with the vaccine at the Canadian Lebanese University Hospital in Beirut. It has been shown to be safe and well tolerated. In addition, a collaborative relationship has been established with the University of Rochester in anticipation of trials to be conducted in the United States. The main drawback of these types of vaccines that already exist is that they require chicken eggs or cell culture-based production systems which severely limits supply, relative to the synthetic process used for manufacture of the Antigen Express vaccine.

FINANCES

For the second year in a row the Company has achieved SOX 404 compliance (the Sarbanes Oxley Act, 2002) with respect to corporate governance procedures. Management continues to address procedures and monitor internal activities that focus on the integrity of the Company's corporate culture while keeping the focus on the Company's resources to progress with R&D and commercial developments of its platform technologies that ultimately increase shareholder value.

The Company's financial base continued to be sound in the past fiscal year. Particular attention has been paid to ensure that the Company's major corporate and R&D programs can be executed. As a result of this planning the Company did not have to access the financial markets in the past fiscal year. The Company's shelf registration statement that was filed with the Securities and Exchange Commission in December 2006 in the amount of $150 million and which subsequently became effective in 2007 remains available for future opportunities. As the Company continues to transition into commercialization, requirements for scale-up will become critical to meet market needs and financial options which are advantageous to the commercial objectives will be closely considered in the coming twelve months.

PATENT PORTFOLIO

The Company's patent portfolio expanded this past fiscal year. In 2007, the Company was granted 26 new patents worldwide and presently has a total of 119 patents for its main platform delivery technology and 46 pending applications throughout the world. As the Company's commercial endeavours progress in other geographical regions and at home, the Company will continue to create a robust library of intellectual property including patents and trade-marks in order to protect one of its most important assets on a continuous basis.

SCIENTIFIC AND MEDICAL EXPOSURE

As in the past several years, the Company continues to present its updated clinical data at major diabetes and vaccine conferences around the world. Interest amongst the scientific and medical community continues to grow as evidence of the safety and efficacy of the Company's platform technology demonstrates continuity year to year. In the coming year as the Company's flagship product enters significant commercial markets and larger populations of diabetic patients are exposed to the product, the Company will have a larger database of information on its use which will be used as an educational tool for future reference. The Company is excited about tackling its commercialization, scale-up and significant clinical developments in the coming fiscal year.

As the landscape of the drug delivery space has changed as of late with the discontinuation of one alternative insulin delivery product and another commercial withdrawal from the market, the Company is hopeful that it will find its voice to express its message of offering the preferred route of delivery of drugs for chronic illnesses. We have a capable team of employees and key consultants who are poised to take on the challenges and who continue to dedicate their efforts to the vision of E. Mark Perri, the Company's former Chairman and founder.

The Board of Directors and Management wish to thank all shareholders for their continuing support to the Company and its dedication to improving the quality of life for individuals seeking alternative methods of treatment.

We continue to serve you and those who will personally benefit from this innovative proprietary technology.

Sincerely,

Anna E. Gluskin
President & Chief Executive Officer
Chairperson of the Board





2007 Corporate Milestones

Received regulatory approval to sell Generex Oral-lyn™ in India.



Filed submissions of the Generex Oral-lyn™ dossier with regulatory agencies in Kuwait, Qatar, Jordan, Yemen, and the United Arab Emirates.



Commenced preparation for Phase III clinical trials for Generex Oral-lyn™.


NEW!
Glucose RapidSpray
Glucose RapidSpray

International distribution agreements with Leosons and Adcock Ingram for Glucose RapidSpray™.



Entered into Product Licensing & Distribution Agreement with Adcock Ingram Healthcare (Pty) Ltd. for Generex Oral-lyn™ in South Africa, Lesotho, Swaziland, Botswana, Namibia, Mozambique, & Zimbabwe.



National retail expansion of Glucose RapidSpray™ throughout USA and Canada.



First prostate cancer patients treated in a Phase I clinical trial with the Saint Savas Cancer Hospital.



Volunteers selected for human clinical trial of synthetic avian influenza vaccine.



Initiated Phase II clinical trial in breast cancer patients in collaboration with United States Military's Cancer Institute.



Entered into Middle Eastern Master product licensing & distribution agreement for Generex Oral-lyn™ with Leosons General Trading Company.



Began testing novel RNAi-based immune-response strategy in cancer patients.



Collaboration with leading investigator at the University of Rochester on pandemic avian influenza vaccine.

Generex Oral-lyn™

No Lung Deposition

Genererex Oral-lyn™ is an oral insulin spray for the treatment of both Type-1 and Type-2 diabetes.

GENEREX
ORAL-LYN™

Generex Oral-lyn™ is designed to improve the quality of life for people with diabetes by allowing them to manage the disease more effectively.

Unlike certain other alternative insulin delivery products presently under development, Generex Oral-lyn™ does not enter the lungs; the formulation is absorbed in the buccal cavity with insignificant residual deposition in the gastrointestinal tract.

Generex Oral-lyn™ is a prandial (mealtime) insulin and numerous clinical studies have consistently demonstrated that the use of Generex Oral-lyn™ allows the human body to mimic normal pancreatic insulin secretion and that Generex Oral-lyn™ is a safe, effective, fast, flexible, pain-free and simple alternative to prandial insulin injections.

Generex Oral-lyn™ is also designed to improve patient compliance, thereby delaying the progression of diabetes and the onset of complications associated with diabetes such as: amputation, retinopathy, cardiovascular disease, nephropathy, neuropathy and peripheral vascular disease.








GENEREX ORAL-LYN
GENEREX ORAL-LYN

Generex Oral-lyn™ is poised to irrevocably alter the manner in which diabetes is treated.

Benefits:

- Eliminates the pain previously endured with injections
- Enters bloodstream via the lining of the mouth
- Fast absorbing
- Rapid relief
- Convenient spray
- Stable in room temperature

Clinical Data Presented At:

- 67th Scientific Sessions American Diabetes Association
- 43rd Annual Meeting of the European Association for the Study of Diabetes
- Diabetes Technology & Therapeutics
- American Association of Diabetes Educators Annual Meeting & Exhibition
- 46th Annual Meeting of the European Society of Pediatric Endocrinology
- The Endocrine Society's 89th Annual Meeting
- 2nd International Congress on "Prediabetes" and the Metabolic Syndrome
- American Association of Clinical Endocrinologists 16th Annual Meeting & Clinical Congress
- 4th International Symposium on Diabetes and Pregnancy
- The Ramanbhai Foundation 3rd International Symposium Arab Health 2007
- 3rd Annual Diabetes 2007

Approval in India


SHREYA®
LIFE SCIENCES

Generex Oral-lyn™ is the first non-injectable buccal insulin approved in India. The product has been approved for importation and commercial marketing and sale in India for the treatment of diabetes by the Central Drugs Standard Control Organization (CDSCO), Directorate General of Health Services, Government of India. Generex has entered into a Product Licensing and Distribution Agreement with Shreya Life Sciences Pvt. Ltd., a leading Indian-based pharmaceutical company.

For more information about Shreya
visit *www.shreya.co.in*

Approval in Ecuador


PharmaBRAND
Promoting health and quality of life

Generex Oral-lyn™ is currently approved for sale in Ecuador. In collaboration with PharmaBrand S.A. the Company has initiated education and marketing programs to support the sale of Generex Oral-lyn™ in the country to endocrinologists, diabetologists, and physicians.

For more information about PharmaBRAND
visit: ***www.pharmabrand.com.ec***






Generex sets its sites on the world market.


MetControl™

Fertin Pharma is a world leader in the development and manufacture of medical chewing gum.

MetControl™ - Metformin gum


fertin
Pharma

In May 2006, Generex established a collaborative alliance with Fertin Pharma A/S, a leading Danish manufacturer of medicinal chewing gum, for the development of a metformin medicinal chewing gum for the treatment of Type-2 diabetes mellitus and obesity.

Metformin is a generic drug used to regulate blood glucose levels by reducing the amount of glucose produced by the liver, reducing the amount of glucose absorbed from food in the stomach, and by making the insulin produced by the body work more effectively to reduce the amount of glucose already in the blood. It is an important staple of the standard of care for patients with Type-2 diabetes mellitus.

We anticipate that MetControl™ metformin gum, in addition to being much more rapid and providing a much more specific and effective dosing regimen, could avoid some of the adverse side effects associated with taking metformin in tablet form, such as: nausea, vomiting, abdominal pain, diarrhea, abdominal bloating, and increased gas production. In addition, the product could avoid the bitter taste and large doses associated with the tablet form and thus improve therapeutic compliance, particularly among younger patients.

The initial product samples have been developed for test marketing prior to clinical batch. We anticipate that we will conduct a clinical study initially in the spring of 2008 to establish bioequivalence with a Canadian Reference Product. This will encompass the preparation and submission of a Clinical Trial Application ("CTA") to Health Canada initially. We estimate that the authorization to proceed, and the actual execution of the clinical study, will be completed in the third or fourth quarter of our 2008 fiscal year.





Once completed, we anticipate that an Abbreviated New Drug Submission with full support data will be prepared and submitted to Health Canada, where we will be seeking regulatory approval/authorization for the manufacturing, marketing, and sale of the product. A pre-CTA meeting may be initiated to provide Health Canada with the study plans and receive concurrence of our initiatives. We expect to conduct similar regulatory activities in the U.S., Europe and other strategic markets within an 18 - 24 month period.

If we successfully develop the metformin medicinal chewing gum, we would market it as a companion product to Generex Oral-lyn™. We believe that a combination therapy of Generex Oral-lyn™, metformin gum, and other traditional oral agents could optimize the treatment of Type-2 diabetes and, possibly, delay the onset of certain complications associated with diabetes.


MetControl™
Diabetes Management System
Metformin Chewing Gum



Glucose RapidSpray™

Glucose RapidSpray™ offers another aid to diabetics who require or need additional glucose to their diets or daily intake. Recent studies conducted by scientists at the University Campus Bio-Medico, Rome, Italy in conjunction with Generex have demonstrated that Glucose RapidSpray™ used early in the onset of low blood sugar episode can stop such an episode and prevent a further drop in blood glucose and the nauseous feelings that ensue. Also studies have indicated that the use of Glucose RapidSpray™ may help to lose body weight in obese subjects over a short period of time.


NEW!
Generex
Glucose RapidSpray
Clinically Tested
Instant Spray
Convenient
Great Taste
Fat Free
Orange Flavor
Raspberry Flavor
Glucose RapidSpray
Do not use if packaging appears to be tampered with.
Net Wt. 0.64 fl. oz. (19ml)





Available at:



RITE
AID
PHARMACY

BROOKS Pharmacy



ECKERD
Pharmacy

The Medicine Shoppe® PHARMACY

meijer

ShopKo® STORES INC.

HyVee® EMPLOYEE OWNED

Diabetes Shoppe®

KERR DRUG



Kinney
DRUGS



weis
pharmacy department

BI-MART



FRUTH



LEADER®



Loblaws



Rexall

PharmaPlus®

SHOPPERS DRUG MART





Diabetic
EXPRESS
1-800-338-4656

Walgreens.com®

amazon.com

www.GlucoseRapidSpray.com



Antigen Express, Inc.

Antigen Express, Inc. is focused on the development of novel immunotherapeutic and prophylactic vaccines for cancer and infectious diseases. The vaccines under development utilize specific fragments of known pathogenic agents or markers of disease modified by proprietary means to increase their immune-stimulatory activity. The Company's most advanced compound (AE37) has been shown to be safe, well tolerated and to generate a good immunological response in breast cancer patients in a Phase I clinical trial. This immunotherapeutic vaccine is currently being examined in a randomized, controlled Phase II study designed to examine efficacy in breast cancer patients as well as a new Phase I study in prostate cancer patients. In addition to cancer, a Phase I trial has been initiated to test a synthetic H5N1 avian influenza vaccine in volunteers.

Immunotherapy Cancer Vaccine Platform

AE37 is an immunotherapeutic vaccine for the treatment of a variety of different cancers. The advantage of this type of immunotherapy is that it has none of the toxicities associated with classical chemotherapy. This is because it works by generating a specific immune response against a protein that is present on cancer cells and which contributes to their unregulated growth (HER-2/neu protein). We are currently conducting a randomized Phase II efficacy study in patients with breast cancer. Roughly 60% to 70% of breast cancers express HER-2/neu at levels qualifying them for our immunotherapeutic vaccine (in contrast to only approximately 25% that qualify for Herceptin therapy). We have also initiated trials in patients with prostate cancer, a significant percentage of which also express HER-2/neu. Other cancers that express HER-2/neu include: lung, ovarian, colorectal, stomach, and pancreatic.



Synthetic Avian Influenza

The vaccine being developed by Antigen Express, Inc. for the potentially pandemic H5N1 influenza virus is based upon simple peptide-synthesis technology similar to their immunotherapeutic cancer vaccine. Consequently, it can be manufactured rapidly, easily, and at inexpensive cost. This is in sharp contrast to traditional egg-based vaccines that rely on biological systems for vaccine production, making their availability to at-risk populations during a pandemic extremely limited. The preclinical studies conducted with the synthetic vaccine suggest that it may be used with more traditional vaccines to extend their utility as well as to prevent mortality associated with H5N1 infection when used alone.


AE37 Vaccine
Breast cancer
Vaccine
Prostate Cancer
Vaccine
H5N1 Avian Influenza
Pre-Clinical
Clinical
Market

ANTIGEN EXPRESS, INC

Company Strategy



We continue to develop our own products as well as collaborate with pharmaceutical companies to apply RapidMist™ and the immunomedicines platform technologies to their proprietary compounds and drug discovery pipelines.

Similarly, we will continue to seek licensing, partnership and acquisition opportunities that complement our core capabilities in drug delivery technologies and immunomedicines platforms.

We plan to advance our drug candidates into early clinical development prior to establishing partnerships for further development and commercialization. We will focus our efforts on compounds with known efficacy, which will result in a reduction of time and risk, and therefore the cost of developing drugs.

Drug Delivery

RapidMist™, Generex's advanced buccal drug delivery technolgy, is comprised of a proprietary formulation and a proprietary device design that is able to deliver drugs through the buccal mucosa safely, thereby eliminating the pain from and need for multiple injections. RapidMist™ has been shown to have a rapid onset of action with no lung deposition, precise dosage control, easy use and handling, and improved patient compliance.

Immunomedicines

Antigen Express, Inc. technology focuses on modulating immune responses mediated by T helper (Th) cells, a class of lymphocytes that plays a multifaceted role in the immune system, both enhancing and suppressing immune responses. The cells are essential both for obtaining a robust and long lasting response against infectious agents or cancer cells and for down regulating immune responses when the immune system becomes inappropriately stimulated, for example in autoimmune disease and allergy.



Technology & Product Pipeline

DRUGS	DISEASE TARGET	PRECLINICAL	CLINICAL	MARKET
Generex Oral-lyn™	Diabetes			
Glucose RapidSpray™	Diabetes			
AE37 Vaccine	Breast Cancer			
Metformin Gum	Diabetes			
AE37 Vaccine	Prostate Cancer			
Vaccine	H5N1 avian influenza			
Fentanyl	Pain Management			
Morphine	Pain Management			
LMW Herparin	DVT			
AE37 Combo Vaccine	Breast Cancer			
Vaccine	Melanoma			
Vaccine	HIV AIDS			
Vaccine - diagnostic	Pre-diabetes kit			
Vaccine	SARS			

Generex's product pipeline continues to grow and move forward towards commercialization. We are currently conducting pre-clinical and human clinical trials using our proprietary technology platforms in the areas of diabetes, obesity, pain management and cancers.

Corporate Information

Board of Directors:

Anna E. Gluskin
President and Chief Executive Officer,
Chairperson of the Board

Rose C. Perri
Chief Financial Officer, Chief Operating Officer,
Treasurer, Secretary, Director

Dr. Gerald Bernstein, MD
Vice President, Medical Affairs, Director

John P. Barratt
Independent Director

Brian McGee
Independent Director

Nola E. Masterson
Independant Director

Peter Amanatides
Independent Director

Generex Subsidiary:
Antigen Express, Inc.
Biotech 3
One Innovation Drive
Worcester, MA 01605

Common Stock is traded on the Nasdaq CM Symbol: GNBT

Shareholders' Meeting:
May 27, 2008 10:00AM
University of Toronto
Terrence Donnelly Centre for Cellular and Biomolecular Research
(Donnelly CCBR)
160 College Street
Toronto, ON
M5S 1E2

US Counsel:
Eckert Seamans Cherin & Mellott, LLC
1515 Market Street — Ninth Floor
Philadelphia, PA 19102-1909

Canadian Counsel:
Aird & Berlis LLP
181 Bay Street, Suite 1800
Toronto, ON, Canada
M5J 2T9

Ridout & Maybee LLP
One Queen Street East, Suite 2400
Toronto, ON, Canada
M5C 3E1

Auditors:
DH Partners LLP
202 Bentworth Avenue
Toronto, ON, Canada
M6A 1P8

Accountants:
WithumSmith + Brown
100 Overlook Center
Princeton, NJ 08540

Transfer Agent:
StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003
Telephone: 610-649-7300
Fax: 610-649-7302

Shareholder Information:
Investor Relations Department
E-mail: info@generex.com
Telephone: 1-800-391-6755
Website: www.generex.com




Generex BIOTECHNOLOGY™

END

Except for historical information contained herein, this report contains forward-looking statements that involve risks and uncertainties, including clinical results, regulatory approval of the Company's products, the timely availability and acceptance of new products, the impact of competitive products and pricing, and the management of growth, as well as the other risks detailed from time to time in Generex Biotechnology Corporation's Securities and Exchange Commission (SEC) filings, including the Company's annual report on Form 10-K.

In memory of E. Mark Perri, founder of Generex Biotechnology Corporation